Exhibit 99.22

Aurinia Pharmaceuticals Inc.

(formerly Isotechnika Pharma Inc.)

Interim Condensed Consolidated Financial Statements

(Unaudited)

Third quarter ended September 30, 2013

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Financial Position

(unaudited)

(in thousands of Canadian dollars)

	September 30, 2013 $	December 31 2012 $
Assets

Current assets
Cash and cash equivalents	4,644	184
Accounts receivable	81	183
Prepaid expenses and deposits	181	75

	4,906	442

Non-current assets
Property and equipment	49	88
Intangible assets (note 5)	19,110	3,016
Investment (note 8a)	—	592

Total assets	24,065	4,138

Liabilities and Shareholders’ Equity ( Deficit)

Current liabilities
Accounts payable and accrued liabilities (note 6)	3,520	1,573
Drug supply loan (note 7)	1,736	1,698
Financing milestones payable to ILJIN (note 4)	1,600	—
Finance lease liability	8	36
Current portion of deferred revenue	303	338
Current portion of deferred lease inducements	—	8

	7,167	3,653

Non-current liabilities
Deferred revenue	1,871	2,593
Clinical and sales milestones payable (note 4)	2,410	—

	11,448	6,246

Shareholders’ equity (deficit)

Share capital
Common shares (note 9a)	220,473	203,645
Warrants (note 9b)	2,325	415
Contributed surplus	10,011	9,794
Deficit	(220,192)	(215,962)

Total shareholders’ equity (deficit)	12,617	(2,108)

Total liabilities and shareholders’ equity (deficit)	24,065	4,138

Going concern (note 2)
Subsequent event (note 14)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(in thousands of Canadian dollars, except per share data)

	Three months ended		Nine months ended
	September 30, 2013 $	September 30, 2012 $	September 30, 2013 $	September 30, 2012 $

Revenue (note 8)

Licensing revenue	59	48	179	4,546
Research and development revenue	28	28	83	83
Contract services	—	10	2	47
Other	—	—	—	1,300

	87	86	264	5,976

Expenses
Research and development	544	554	1,334	2,173
Corporate and administration	511	974	1,432	2,951
Amortization of property and equipment	12	147	39	442
Amortization of intangible assets	70	66	207	198
Acquisition and restructuring costs (note 4)	1,460	—	1,540	—
Contract services	—	9	—	39
Other expense (income) (note 10)	(66)	38	(57)	4,672

	2,531	1,788	4,495	10,475

Net loss for the period	(2,444)	(1,702)	(4,231)	(4,499)

Other comprehensive income
Item that may be reclassified subsequently to net income
Net change in fair value on Investment (note 8a)	224	—	—	—

Comprehensive loss for the period	(2,220)	(1,702)	(4,231)	(4,499)

Loss per share (note 11) (expressed in $ per share)
Basic and diluted net loss per common share	(0.01)	(0.01)	(0.02)	(0.03)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(in thousands of Canadian dollars)

	Common Shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ Equity (deficit) $

Balance – January 1, 2012	203,131	171	9,519	(206,275)	—	6,546
Stock-based compensation	—	—	51	—	—	51
Net loss for the period	—	—	—	(454)	—	(454)

Balance – March 31, 2012	203,131	171	9,570	(206,729)	—	6,143
Stock based compensation	—	—	37	—	—	37
Net loss for the period	—	—	—	(2,343)	—	(2,343)

Balance – June 30, 2012	203,131	171	9,607	(209,072)	—	3,837
Stock-based compensation	—	—	38	—	—	38
Net loss for the period	—	—	—	(1,702)	—	(1,702)

Balance – September 30, 2012	203,131	171	9,645	(210,774)	—	2,173

Balance – January 1, 2013	203,645	415	9,794	(215,962)	—	(2,108)
Stock-based compensation	—	—	106	—	—	106
Net loss for the period	—	—	—	(793)	—	(793)
Other comprehensive loss for the period	—	—	—	—	(177)	(177)

Balance – March 31, 2013	203,645	415	9,900	(216,755)	(177)	(2,972)
Stock-based compensation	—	—	81	—	—	81
Issuance of first offering units	886	—	—	—	—	886
Net loss for the period	—	—	—	(993)	—	(993)
Other comprehensive loss for the period	—	—	—	—	(47)	(47)

Balance – June 30, 2013	204,531	415	9,981	(217,748)	(224)	(3,045)
Stock-based compensation (note 9)	—	—	30	—	—	30
First offering warrants (note 9)	(476)	476	—	—	—	—
Issuance of second offering units, net (note 9)	4,340	1,415	—	—	—	5,755
Issuance of common shares to ILJIN (note 9)	3,812	—	—	—	—	3,812
Issuance of Common shares and warrants on acquisition of Aurinia Pharma Corp. (note 9)	8,266	19	—	—	—	8,285
Net loss for the period	—	—	—	(2,444)	—	(2,444)
Other comprehensive loss for the period	—	—	—	—	224	224

Balance – September 30, 2013	220,473	2,325	10,011	(220,192)	—	12,617

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2013 $	September 30, 2012 $	September 30, 2013 $	September 30, 2012 $
Cash flow provided by (used in)

Operating activities
Net loss for the period	(2,444)	(1,702)	(4,231)	(4,499)
Adjustments for:
Amortization of deferred revenue	(87)	(76)	(262)	(4,629)
Amortization of property and equipment	12	147	39	442
Gain on disposal of capital assets	(2)	(8)	(69)	(8)
Amortization of intangible assets	70	66	207	198
Amortization of deferred lease inducements	—	(4)	(8)	(13)
Loss on derivative financial asset	—	—	—	4,178
Change in derivative liability included in foreign exchange loss	—	—	—	(96)
Foreign exchange loss related to non-operating activities	—	—	—	33
Stock-based compensation	30	38	217	126

	(2,421)	(1,539)	(4,107)	(4,268)
Net change in other operating assets and liabilities (note 13)	879	464	1,971	(1,409)

Net cash used in operating activities	(1,542)	(1,075)	(2,136)	(5,677)

Investing activities
Cash acquired from Aurinia Pharma Corp.	4	—	4	—
Purchase of property and equipment	—	(2)	—	(2)
Proceeds of disposal of equipment	2	8	69	8
Patent costs	(37)	(9)	(90)	(27)

Net cash used in investing activities	(31)	(3)	(17)	(21)

Financing activities
Proceeds from issuance of units, net	5,755	—	6,241	—
Proceeds from issuance of promissory notes	—	—	400	—
Principal payments under capital lease	(16)	(11)	(28)	(33)

Net cash generated from (used in) financing activities	5,739	(11)	6,613	(33)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(33)

Increase (decrease) in cash and cash equivalents	4,166	(1,089)	4,460	(5,764)

Cash and cash equivalents – beginning of period	478	1,373	184	6,048

Cash and cash equivalents – end of period	4,644	284	4,644	284

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

1.	Corporate information

Aurinia Pharmaceuticals Inc. (formerly Isotechnika Pharma Inc.) or the “Company” is a biopharmaceutical company with its registered office, which includes administration and lab facilities, located at 5120 – 75 Street, Edmonton, Alberta T6E 6W2. The Company also has an office at #1203-4464 Markham Street, Victoria, British Columbia which incorporates clinical, regulatory and business development functions of the Company. See Subsequent event note 14 for additional information.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular Lupus Nephritis, and for the prevention of graft rejection in solid organ transplant patients.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp. (formerly Aurinia Pharmaceuticals Inc.) and Isotechnika Limited (inactive). Aurinia Pharma Corp. has two inactive subsidiaries, Aurinia Holdings Corp. (Barbados) and Aurinia Development Corp. (Barbados).

2.	Going concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The use of these principles may not be appropriate at September 30, 2013 as there are material uncertainties that may cast significant doubt that the Company will be able to continue as a going concern without raising additional funds.

The Company completed a plan of arrangement on September 20, 2013, as described in note 4. Management believes that the consolidation of the intellectual property through the acquisition of Aurinia Pharma Corp. and reaching a settlement agreement with ILJIN Life Science Co., Ltd. (“ILJIN”) increases the likelihood of being able to raise the necessary funding to continue the development of voclosporin for the lupus indication. The combined entity will also continue to explore strategic global licensing transactions for the transplant indication.

The Company on September 20, 2013 closed a Second Unit Offering private placement for gross proceeds of $6,000,000. The Company will use the proceeds from the Second Unit Offering for general corporate purposes, including funding outstanding obligations, and funding initial staging work for the planned Phase 2b clinical lupus nephritis trial. Previously, on June 26, 2013, the Company had closed a First Unit Offering private placement for gross proceeds of $1,019,500.

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, is dependent on the ability of the Company and its partners to raise additional cash, complete development activities, receive regulatory approval and to be able to commercialize voclosporin in key markets and indications, whereby the Company can achieve future profitable operations. Given the nature of the biotechnology sector, there can be no assurance that the steps management is taking will be successful.

These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3.	Basis of preparation

(a)	Basis of measurement

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2012 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

The accounting policies followed in these interim condensed consolidated financial statements are consistent with those of the previous financial year, except as described in (c) below.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 20, 2013.

(b)	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c)	Change in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, consolidated financial statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC—12, Consolidation-Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company has assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 does not result in any change in the consolidation status of any of its subsidiaries or investees.

IFRS 13, fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as of January 1, 2013. The Company’s financial instruments consist largely of items measured at amortized cost and for which fair value approximates carrying value due to the short-term nature of the instruments. The only exception to this is the investment in shares of a private company, for which further information about fair value is disclosed in note 8(a).

IAS 1, amendment, presentation of items of other comprehensive income, the Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. Other comprehensive income consists of fair value changes in an investment held for sale and may be subsequently reclassified to net earnings. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

(d)	Critical accounting estimates

Goodwill and business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. Management makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive it is recognized as goodwill and if negative, it is recognized in the Statement of Operations and Comprehensive Loss.

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Company as finite life intangible assets are amortized, whereas indefinite life intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite life and finite life intangible assets.

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

4.	Plan of Arrangement and Acquisition of Aurinia Pharma Corp.

Background to Arrangement

On February 5, 2013 the Company announced that it had signed a binding term sheet (the “Term Sheet”) with Aurinia Pharma Corp. for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market. The Term Sheet set forth the main criteria to be incorporated into a definitive merger agreement under which the Company would acquire 100% of the outstanding securities of Aurinia Pharma Corp. The merger was expected to be effected by the exchange of the Company shares for securities of Aurinia Pharma Corp. resulting in an estimated 65:35 post merger ownership split, on a warrant diluted basis, between the Company and Aurinia Pharma Corp. respectively. It was expected that the merger would be accounted for as a business combination, with the Company being the acquirer.

On April 3, 2013, the Company and Aurinia Pharma Corp. negotiated a tripartite settlement agreement (the “Settlement Agreement”) with ILJIN pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN would be entitled to receive certain predefined future milestone payments and would also own approximately 25% of the issued and outstanding shares of the merged company on a warrant diluted basis, which is calculated to give effect to the dilution by the exercise of warrants but excluding the exercise of stock options. On June 11, 2013, a draft arrangement agreement was prepared implementing the arrangement (the “Arrangement Agreement”), the terms of which were subsequently negotiated by the parties and their respective legal counsels. The Arrangement was intended to implement the terms of the Settlement Agreement.

ILJIN received the ownership interest in the Company in exchange for:

(i)	returning to the Company and terminating:

(a)	all of its rights, licenses and obligations under the DDLA (see Note 8b); and

(b)	all other licenses and sublicenses between ILJIN and any of the Company, Aurinia or Vifor (International) AG (“Vifor”); and

(ii)	suspending all of its current or contemplated legal or financial claims against the Company, Aurinia or Vifor.

Plan of Arrangement

Upon closing of the plan of arrangement on September 20, 2013 the Company issued Common Shares to ILJIN. In addition ILJIN is entitled to receive certain predefined future success based clinical and marketing milestone payments in the aggregate amount of up to $10,000,000, plus up to $1,600,000 upon the merged company reaching certain financing milestones.

The Company also acquired all of the issued and outstanding Common Shares of Aurinia Pharma Corp. at a ratio of 19.82974808 Common Shares for each Aurinia Pharma Corp. share held by an Aurinia Pharma Corp. shareholder.

The estimated fair value of the contract settlement with ILJIN at September 20, 2013 was $8,492,000 and has been determined to represent reacquired license rights, and is therefore reflected on the balance sheet as an increase in intangible assets. Consideration paid or payable to ILJIN is as follows: the Company’s 10% interest in Aurinia Pharma Corp. of $670,000, (14,893,549 common shares upon conversion), $3,812,000 in common shares (by issuance of 84,714,606 common shares at a deemed price of $0.045 per share), $1,600,000 in financial milestones payable (expected to become payable within one year) and $2,410,000 in clinical and sales milestones payable based on the estimated fair value of the pre-defined future milestone payments. The fair value of the clinical and sales milestones was determined using a discounted cash flow model with a 15% discount rate and probability factors for each potential milestone payment ranging from 36% to 60%.

The Company determined that the transaction with Aurinia Pharma Corp. represented a business combination with the Company identified as the acquirer. The Company began consolidation of the operating results, cash flows and net assets of Aurinia Pharma Corp. on September 20, 2013.

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

The table below presents the purchase cost and preliminary allocation of the purchase price to the assets and liabilities acquired, as well as the settlement of pre-existing balances between the parties to the Arrangement Agreement prior to acquisition.

	Carrying Value	Settle Pre-existing items	Fair Value Adjustments	Fair Value of Acquisition
	$	$	$	$
Cash	4	—	—	4
Prepaid expenses and deposits	123	—	—	123
Inventory	80	—	—	80

	207	—	—	207
Intangibles	2,448	(577)	5,848	7,719

	2,655	(577)	5,848	7,926

Accounts payable	185	(49)	—	136
Note payable	528	(528)	—	—

	713	(577)	—	136

Net assets acquired	1,942	—	5,848	7,790

Consideration provided by the Company for the acquisition of Aurinia Pharma Corp. was 184,106,392 common shares of the Company with a deemed fair value of $8,285,000, less $495,000 of deferred revenue that was effectively settled as a result of the business combination.

The preliminary fair value of the reacquired rights, intellectual know-how, including the Aspreva Lupus Management Study (ALMS) database, and goodwill was determined to be $7,719,000 at September 20, 2013. At September 30, 2013, management is in the process of determining the fair value of the assets and liabilities acquired and therefore the allocation between these asset categories, as shown above, is subject to change. Management is also considering the possibility of a bargain purchase gain; however this is subject to a final determination of the fair value of assets acquired. Management intends to complete this evaluation and make the final purchase price allocation adjustments in the fourth quarter of 2013.

Acquisition and restructuring costs

Acquisition and restructuring related costs incurred by the Company have been expensed and are composed of the following:

	Three months ended		Nine months ended
	September 30, 2013 $	September 30, 2012 $	September 30, 2013 $	September 30, 2012 $

Acquisition costs, including legal and filing fees	149	—	229	—
Restructuring costs composed of accrued severance	1,311	—	1,311	—

	1,460	—	1,540	—

As a result of the restructuring and rebranding of the Company following the Plan of Arrangement, the Company eliminated certain positions and has recorded a severance provision in the period ended September 30, 2013 (see note 6).

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

5.	Intangible assets

	Intellectual Property $	Purchased intellectual property and reacquired rights $	Total $
Year ended December 31, 2012
Opening net book value	2,003	1,246	3,249
Additions	34	—	34
Amortization for the year	(154)	(113)	(267)

Closing net book value	1,883	1,133	3,016

Nine months ended September 30, 2013
Opening net book value	1,883	1,133	3,016
Additions-Patents	90	—	90
Fair value of re-acquired rights from ILJIN (note 4)		8,492	8,492
Fair value of intangible assets acquired from Aurinia Pharma Corp. (note 4)	—	7,719	7,719
Amortization for the period	(122)	(85)	(207)

Closing net book value	1,851	17,259	19,110

6.	Accounts payable and accrued liabilities

	September 30, 2013	December 31, 2012
Trade payables	1,106	1,158
Accrued severance costs	1,294	—
Accrued wages, vacation pay and director fees	606	152
Payroll taxes	151	17
Other accrued liabilities	363	246

	3,520	1,573

Accrued severance costs of $1,294,000 are payable as follows: $415,000 payable in October, 2013, $494,000 payable on a monthly basis over twelve months or upon the Company completing a future equity financing and $385,000 payable upon the completion of a future equity financing.

7.	Drug supply loan

On January 31, 2012 the Company entered into an agreement with Paladin Labs Inc. (“Paladin”) which set forth different payment and delivery terms of manufactured API for previously ordered batches of API pursuant to the terms of the Isotechnika Supply Agreement with Paladin. The obligation for the API was split into three separate payments with the first payment due the later of April 30, 2012 or within five business days of the Company receiving a certificate of analysis from the API manufacturer. On April 5, 2012, the risks and rewards relating to the API were transferred to the Company, and the Company paid the first instalment of $849,000. The unpaid balance is reflected as drug supply loan at September 30, 2013.

Pursuant to a letter agreement as amended on August 8, 2013, Paladin agreed to accept repayment terms on the unpaid portion of the drug supply payable, subject to certain conditions, including that on or before September 30, 2013 the Company obtain financing in the sum of not less than $3,000,000 and complete the merger with Aurinia Pharma Corp. which the Company has met. As a result the Company on September 20, 2013 has reclassified the drug supply payable as a drug supply loan. The Company commenced making the $100,000 monthly payments in October, 2013. A second condition will require the Company to raise an additional $15,000,000 by December 31, 2013. Paladin retains title to the manufactured API and agrees to transfer title and to ship the manufactured API to the Company as it is paid for.

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

The terms of repayment are as follows:

(i)	The Company will pay Paladin $100,000 per month, commencing 15 days after the successful completion of the Company raising a minimum of $3,000,000 in financing which occurred on September 20, 2013;

(ii)	The outstanding balances will be due on or before December 31, 2014;

(iii)	The Company will pay interest on the outstanding balances at a rate of 10%, compounded monthly for the first 12 months, commencing upon first payment, and then pay interest on the outstanding balances at a rate of 18%, compounded monthly after the first 12 months. The Company will have the right to prepay the balance owing on the outstanding balances, plus accrued interest to the date of prepayment, at any time and from time to time without penalty.

8.	Revenue and deferred revenue

Revenue is composed of:	Three months ended		Nine months ended
	September 30, 2013 $	September 30, 2012 $	September 30, 2013 $	September 30, 2012 $
Licensing revenue
3SBio	33	33	99	99
Lux	15	15	45	45
Aurinia	11	—	35	—
ILJIN	—	—	—	4,402

	59	48	179	4,546
Research and development revenue
Paladin	28	28	83	83

Contract services	—	10	2	47
Other	—	—	—	1,300

	87	86	264	5,976

Licensing and research and development fee revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

(a)	Licensing and Collaboration Agreement with Aurinia Pharmaceuticals Inc.

The Company signed a global Licensing and Collaboration Agreement (“LCA”) effective December 30, 2011 with Vifor. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. In connection with this agreement, Vifor was to purchase voclosporin active pharmaceutical ingredient (“API”) from the Company. Vifor was to carry the burden of the costs associated with these clinical trials. On December 13, 2012, the LCA was assigned to Aurinia Development Corp. by Vifor. Aurinia Development Corp. is a subsidiary of Aurinia Pharma Corp.

ILJIN had provided a License Back for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA of certain rights to the Company in order for these rights to be licensed to Vifor specifically for the indications of lupus and proteinuric kidney disease, in return for certain milestones and royalties to be paid by Vifor.

On December 10, 2012 pursuant to this agreement, the Company received as a milestone payment, an investment in Aurinia Pharma Corp. Aurinia Pharma Corp. issued the Company a share certificate representing 10% of the common shares of Aurinia Pharma Corp. Aurinia Pharma Corp. had the option of granting the Company these shares or $592,000 in cash (US$600,000). The Company determined that the fair value of the shares in Aurinia Pharma Corp. approximated $592,000 and therefore

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

recorded the value of the investment in Aurinia Pharma Corp. shares at $592,000. The Company had recorded this milestone payment as deferred revenue upon receipt. Under the LCA, the primary substantive obligations of the Company were to maintain the patent portfolio and pay for drug supply if costs exceeded a certain amount. Until September 20, 2013 deferred revenue was being amortized into licensing revenue as the Company incurred the costs related to meeting its obligations under the LCA.

The Company’s investment in Aurinia Pharma Corp. was carried at fair value, with changes in fair value recognized in other comprehensive income (“OCI”). Since Aurinia Pharma Corp.’s shares did not trade in a public market, the Company used a form of comparable company valuation approach to determine fair value, categorized as level 3 in the fair value hierarchy. Due to the unique nature of Aurinia Pharma Corp’s primary assets, being its license agreement with the Company and its intellectual property related to lupus nephrology research (as discussed in note 4), management does not believe there are any comparable companies that trade publicly for which an indicative value could be obtained. As a result, it compared the value of Aurinia Pharma Corp. to the value of the Company based on the merger of the entities and the relative valuation formula agreed to by the parties and approved by the shareholders. Without providing for any adjustments for lack of liquidity or non-controlling interests, this approach resulted in a fair value of the investment of $670,210 at September 20, 2013. Pursuant to the plan of arrangement as described in note 4 the Company transferred its ownership interest in Aurinia Pharma Corp. to ILJIN. The Company recorded a gain of $78,000 on the statement of operations upon disposal of this investment and reversed the $224,000 OCI loss outstanding at the time of the transaction.

(b)	Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5,000,000. In addition, ILJIN was to purchase 90,700,000 common shares of the Company for gross proceeds of US$19,875,000 in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

The Company received $4,505,000 (US$4,500,000) of the license fee and the first private placement tranche of $2,377,000 (US$2,375,000) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$8,500,000. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$9,000,000.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result, the remaining deferred revenue balance of $4,402,000 was recorded as licensing revenue on January 30, 2012.

The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to the Company’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012.

In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still existed. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision. Since the DDLA was not considered to have been terminated, the Company assessed whether it had an onerous contract under the provisions guidance of IAS 37, and concluded that no provision was required.

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

In January of 2013, ILJIN formally notified the Company and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration.

On September 20, 2013, the Company, ILJIN and Aurinia Pharma Corp. completed a plan of arrangement whereby the DDLA was terminated as more fully described in note 4.

(c)	Other revenue

In January, 2012 the Company satisfied an outstanding condition pursuant to an agreement with Lux for the sale of API such that $1,323,000 (US$1,300,000) was due and payable in two instalments of $661,000 (US$650,000) each on July 29, 2012 and July 29, 2013, respectively. The Company recorded the sale of API in the amount of $1,300,000 (US$1,300,000) as other income in the first quarter ended March 31, 2012. The Company, in a previous year, had recorded the cost of this API as a research and development expense.

While the US$1,300,000 amount is owed by Lux to the Company, the timing and collectability of the amount is uncertain, particularly as a result of Lux not meeting the primary endpoint in the Phase 3 uveitis clinical trial. Therefore, the Company recorded a provision for doubtful collection of $1,310,000 for the year ended December 31, 2012.

9.	Share capital

a)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

	Common Shares
Issued	#	$
	(in thousands)

Balance at January 1, 2012	173,921	203,131
Issued pursuant to October, 2012 Private Placement	18,950	514

Balance at December 31, 2012 and March 31, 2013	192,871	203,645
Issued pursuant to June 26, 2013 Private Placement	22,656	886

Balance at June 30, 2013	215,527	204,531
Fair value allocation of gross proceeds to June 26, 2013 warrants	—	(476)
Issued to ILJIN pursuant to plan of arrangement (note 4)	84,715	3,812
Issued on acquisition of Aurinia Pharma Corp. (note 4)	184,106	8,266
Issued pursuant to September 20, 2013 Private Placement	134,333	4,340

Balance at September 30, 2013	618,681	220,473

On September 20, 2013, the Company closed a Second Unit Offering private placement, raising gross proceeds of $6,000,000 by the issuance of 133,333,333 units at a price of $0.045 per unit. Each unit consisted of one common share and one half of a whole non-transferable Second Offering warrant. Each whole Second Unit warrant is exercisable at $0.05 cents for a period of three years from the closing date. The fair value attributed to the warrants using the Black-Scholes option pricing model was $1,285,000.

The Company paid a cash commission of $230,000, issued 1,000,000 Second Offering units at a deemed value of $0.045 per share and 5,103,332 broker warrants to the agents. The broker warrants are exercisable at a price of $0.045 and will expire three years from the closing date. The Company recorded share based compensation of $45,000 and $130,000 to the broker units and broker warrants respectively as share issue costs.

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

On June 26, 2013, the Company closed a First Unit Offering private placement, raising gross proceeds of $1,019,500 by the issuance of 22,656,000 units at a price of $0.045 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.05 cents for a period of five years from the closing date. The issue of the warrants was subject to shareholder approval which was received at the August 15, 2013 Special and Annual Shareholder meeting. No fair value was attributed to the warrants until shareholder approval was received. Upon shareholder approval, the Company recorded an adjustment to attribute $443,000 as the fair value of these warrants. The Company paid a 7% cash commission on $619,500 of the private placement and issued 963,666 broker warrants. The broker warrants are exercisable at a price of $0.045 and will expire five years from the closing date. Related to this the Company recorded share based compensation of $33,000 as a share issue cost and a fair value adjustment to warrants. In addition the Company incurred legal and other advisory fees of $90,000 to complete the private placement.

In order to help fund its operations in the immediate-term, the Company received loans in April, 2013 from Dr. Richard Glickman, who was a major Aurinia Pharma Corp. shareholder, and ILJIN consisting of the issuance of zero-coupon promissory notes in the principal amount of $200,000 each for a total of $400,000. Dr. Glickman and ILJIN each subscribed for Units in the June 26, 2013 private placement in the amount of $200,000 each and the promissory notes were cancelled.

The Company previously in October of 2012, pursuant to a non-brokered private placement comprised of two tranches, raised proceeds of $758,000 by the issuance of 18,950,000 units at a price of $0.04 cents per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.05 cents for a period of two years from the closing dates. No commissions or finder’s fees were paid. The fair value attributed to the warrants was $244,000 with $514,000 attributed to the common shares issued.

b)	Warrants

	Warrants
Issued	#	$
	(in thousands)

Balance at January 1, 2012	401	171
Issued pursuant to October, 2012 Private Placement	18,950	244

Balance at December 31, 2012 and June 30, 2013	19,351	415
Fair value allocation to June 26, 2013 warrants	23,619	476
Issued on acquisition of Aurinia Pharma Corp. (note 4)	700	19
Issued pursuant to September 20, 2013 Private Placement	72,270	1,415

Balance at September 30, 2013	115,940	2,325

The warrants issued on acquisition of Aurinia Pharma Corp. are exercisable at $0.04 per share until December 31, 2018.

On October 17, 2012, pursuant to close of the first tranche of a private placement, the Company issued 15,175,000 warrants to purchase common shares at a price of $0.05 per common share. On October 30, 2012, pursuant to the close of the second tranche of the private placement, the Company issued 3,775,000 warrants to purchase common shares at a price of $0.05 per common share. The warrants have a term of two years from the date of issuance. The fair value attributed to the warrants using the Black-Scholes option pricing model was $244,000.

On June 18, 2008, pursuant to a debt financing, the Company issued 401,388 warrants to purchase common shares at a price of $1.00 per common share. The warrants have a term of seven years. The fair value attributed to the warrants using the Black-Scholes option pricing model was $171,000.

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

The Company used the Black-Scholes warrant pricing model to estimate the fair value of the warrants. The following weighted average assumptions were used to estimate the fair value of the warrants granted during the three months ended September 30, 2013:

September 30, 2013

Annualized volatility	92.9%
Risk-free interest rate	1.5%
Expected life of warrants in years	3.5 years
Dividend rate	0.0%
Exercise price	0.05
Market price on date of grant	0.045
Fair value per common share warrant	0.03

Expiry date:	Number (in 000’s)	Weighted average exercise price $

October 17 and 31, 2014	18,950	0.05
June 18 , 2015	401	1.00
September 20, 2016	72,270	0.05
June 26, 2018	23,619	0.05
December 31, 2018	700	0.04

	115,940	0.05

c)	Stock options and compensation expense

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at September 30, 2013 there were 618,681,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 61,868,000 options available for issuance under the Stock Option Plan. An aggregate total of 14,763,000 options are presently outstanding, representing 2.4% of the issued and outstanding Common Shares of the Company.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plans are accounted for as equity-settled share-based payments.

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

A summary of the status of the Company’s stock option plans as of September 30, 2013 and 2012 on those dates and changes during the nine month periods ended September 30, 2013 and September 30, 2012 are presented below:

	2013		2012
	#	Weighted average exercise price $	#	Weighted average exercise price $

Outstanding –Beginning of period	16,037	0.11	9,376	0.19
Granted	—	—	325	0.07
Expired	(342)	0.32	(100)	3.70
Forfeited and cancelled	(932)	0.13	(1,240)	0.15

Outstanding – End of period	14,763	0.10	8,361	0.16

Options exercisable – End of period	10,770	0.10	4,844	0.16

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted.

The following weighted average assumptions were used to estimate the fair value of the options granted during the nine months ended September 30, 2013 and September 30, 2102:

	September 30, 2013	September 30, 2012

Annualized volatility	—	97.0%
Risk-free interest rate	—	1.44%
Expected life of options in years	—	4.77 years
Estimated forfeiture rate	—	7.77%
Dividend rate	—	0.0%
Exercise price	—	$0.07
Share price on date of grant	—	$0.07
Fair value per common share option	—	$0.05

For the three and nine month periods ended September 30, 2013, the Company did not grant any stock options. The Company granted 325,000 stock options to directors at a weighted average exercise price of $0.07 in the nine months ended September 30, 2012.

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected time until exercise is based upon the contractual term, taking into account expected employee/director exercise and expected post-vesting employment termination behaviour.

Application of the fair value method resulted in charges to stock-based compensation expense of $30,000 and $217,000 for the three and nine months ended September 30, 2013 respectively, (2012 – $38,000 and $126,000) with corresponding credits to contributed surplus. For the three and nine month periods ended September 30, 2013, stock compensation expense has been allocated to research and development expense in the amounts of $13,000 and $90,000, respectively, (2012 – $18,000 and $53,000) and corporate and administration expense in the amounts of $17,000 and $127,000, respectively, (2012 – $20,000 and $73,000).

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

10.	Other expense (income)

	Three months ended		Nine months ended
	September 30, 2013 $	September 30, 2012 $	September 30, 2013 $	September 30, 2012 $
Other expense (income) composed of:

Financial assets at fair value through profit or loss
Loss on derivative financial asset	—	—	—	4,178

Finance income
Interest income on short-term bank deposits	—	(1)	—	(7)

Finance costs
Interest on drug supply payable	25	26	74	26
Interest on finance lease	—	1	1	4
Debt finance fee	—	—	—	40

	25	27	75	70

Other
Realized gain on disposal of investment in Aurinia Pharma Corp. (note 8a)	(78)	—	(78)	—
Restructured receivable (note 8c)	—	—	—	458
Foreign exchange loss (gain)	(11)	20	15	(19)
Gain on disposal of equipment	(2)	(8)	(69)	(8)

	(91)	12	(132)	431

	(66)	38	(57)	4,672

11.	Loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the period exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the interim periods presented, because to do so would be anti-dilutive.

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	Three months ended		Nine months ended
	September 30, 2013 $	September 30, 2012 $	September 30, 2013 $	September 30, 2012 $
Loss for the period	(2,444)	(1,702)	(4,231)	(4,499)

	#	#	#	#
Weighted average number of common shares for loss per share	259,829	173,921	215,606	173,921

	$	$	$	$
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.03)

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the periods presented, are as follows:

	September 30, 2013 #	September 30, 2012 #
	In thousands	In thousands
Stock options	14,763	8,361
Warrants	120,170	401
Share purchase rights to ILJIN	—	79,200

	134,933	87,962

The share purchase rights pursuant to the DDLA with ILJIN were included in the potential dilution numbers as at September 30, 2012. These rights were cancelled upon the completion of the plan of arrangement on September 20, 2013.

12.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic area data reflects revenue based on customer location.

Geographic information

	Three months ended		Nine months ended
	September 30, 2013 $	September 30, 2012 $	September 30, 2013 $	September 30, 2012 $
Revenue
Canada	39	34	119	126
United States	15	15	46	1,345
China	33	37	99	103
Korea	—	—	—	4,402

	87	86	264	5,976

Aurina Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012

(amounts in tabular columns expressed in thousands of Canadian dollars)

13.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	Three months ended		Nine months ended
	September 30, 2013 $	September 30, 2012 $	September 30, 2013 $	September 30, 2012 $

Accounts receivable	107	161	102	76
Receivable from partner	—	29	—	(836)
Drug inventory	—	(23)	—	(2,741)
Prepaid expenses and deposits	(10)	82	17	(48)
Accounts payable and accrued liabilities	744	215	1,814	442
Drug supply payable	38	—	38	1,698

	879	(464)	1,971	(1,409)

14.	Subsequent event

Name change and share consolidation

Effective October 23, 2013 the Company changed its name to Aurinia Pharmaceuticals Inc. from Isotechnika Pharma Inc. and consolidated its common shares on a 50:1 basis on the TSX Venture Exchange under the new trading symbol “AUP”.

As a result of the share consolidation, at October 23, 2013 the Company had 12,373,589 issued and outstanding common shares.

The Common share, warrant and stock option numbers in these third quarter financial statements are reflected on a pre-consolidation basis as the consolidation of the common shares occurred subsequent to September 30, 2013.